NEUBERGER BERMAN INSTITUTIONAL LIQUIDITY SERIES

                    NEUBERGER BERMAN INSTITUTIONAL CASH FUND
                       NEUBERGER BERMAN PRIME MONEY FUND
                                605 Third Avenue
                         New York, New York 10158-0180

March 31, 2008

Neuberger Berman Management Inc.
605 Third Avenue, 2[nd] Floor
New York, New York  10158-0180

Dear Ladies and Gentlemen:

      Neuberger Berman Institutional Cash Fund and Neuberger Berman Prime Money Fund (each a "Fund") are each a series of Neuberger Berman Institutional Liquidity Series, a Delaware statutory trust ("Trust").

      You hereby agree, during the period from March 31, 2008 to March 31, 2011, to forgo current payment of fees and/or reimburse annual operating expenses of each Fund's Trust Class (excluding interest, taxes, brokerage commissions, and extraordinary expenses of each Fund) ("Operating Expenses"), so that the Operating Expenses of each Fund are limited to 0.41% of its average daily net assets ("Expense Limitation").

      Each Fund agrees to repay you out of assets attributable to its Trust Class for any fees forgone by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided the repayments do not cause the Class' Operating Expenses to exceed an annual rate of 0.41% of average daily net assets and the repayments are made within three years after the year in which you incurred the expense.

      You understand that you shall look only to the assets attributable to the Trust Class of the applicable Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or class of the applicable Fund, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

      This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto. This Agreement supersedes any prior agreement with respect to the subject matter hereof.


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      If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.


                      Very truly yours,

                      NEUBERGER BERMAN INSTITUTIONAL LIQUIDITY SERIES, on behalf of
                      NEUBERGER BERMAN INSTITUTIONAL CASH FUND AND
                      NEUBERGER BERMAN PRIME MONEY FUND

                             _____________________________
                      By:     Robert Conti
                      Title:  Vice President

The foregoing Agreement is hereby accepted as of March 31, 2008

NEUBERGER BERMAN MANAGEMENT INC.


_____________________________
By: Peter E. Sundman
Title: President